UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TORM A/S

(Name of Issuer)

Common Shares, par value 0.01 Danish Kroner per share

(Title of Class of Securities)

891072100**

(CUSIP Number)

**CUSIP number of American Depositary Shares listed on the NASDAQ Stock Market.

The Common Shares are not publicly traded in the United States.

Ong Yaw Hwee

The Hongkong and Shanghai Banking Corporation Limited

21 Collyer Quay, #10-02 HSBC Building

Singapore 049320

Tel: +65 6658 7723

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 9, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 891072100 (ADSs)
1.	Name of Reporting Person The Hongkong and Shanghai Banking Corporation Limited

2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.

Citizenship or Place of Organization

The Hongkong and Shanghai Banking Corporation Limited is organized under the laws of the government of the Hong Kong special administrative region, People’s Republic of China.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 24,682,669
	8.	Shared Voting Power 24,682,669
	9.	Sole Dispositive Power 24,682,669
	10.	Shared Dispositive Power 24,682,669

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,682,669
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 3.4%
14.	Type of Reporting Person BK

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CUSIP No. 891072100 (ADSs)
1.	Name of Reporting Person HSBC Holdings plc

2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization HSBC Holdings plc is incorporated in England with limited liability.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 24,682,669
	8.	Shared Voting Power 24,682,669
	9.	Sole Dispositive Power 24,682,669
	10.	Shared Dispositive Power 24,682,669

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,682,669
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 3.4%
14.	Type of Reporting Person HC

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ITEM 1. SECURITY AND ISSUER

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2012 by the Reporting Persons. This Amendment, and the Original Schedule 13D, relate to the Common Shares, par value 0.01 Danish Kroner per share (the “Common Shares”) of Torm A/S, a Danish company with company registration number CVR 22460218 and registered address at Tuborg Havnevej 18, DK 2900 Hellerup, Denmark (the “Issuer”). The principal executive office and mailing address of the Issuer is Tuborg Havnevej 18, DK-2900 Hellerup, Denmark. Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Original Schedule 13D. Except as amended and supplemented by this Amendment, the Original Schedule 13D is not amended or supplemented in any respect. This is the final amendment to the Schedule 13D and an exit filing for the Reporting Persons which terminates the Reporting Persons’ obligation to further amend the Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 as previously filed is amended to add the following:

Following the extraordinary general meeting (the “EGM”) to amend the Articles of Association of the Issuer, held on January 9, 2013, the Reporting Persons disclaim membership in a “group” with the other parties to the Restructuring Agreement, filed as Exhibit 99.2 to the Original Schedule 13D. The Reporting Persons are no longer subject to any obligation to vote in favor of the resolutions associated with amending the Issuer’s Articles of Association at the EGM as described in the Original Schedule 13D.

The Reporting Persons continue to maintain that it is not the intent of the Reporting Persons to control the Issuer following the EGM. The Reporting Persons and each of the parties to the Restructuring Agreement continue to agree that to the extent they remain Restructuring Shareholders, until the conclusion of the ordinary general meeting of the Issuer in 2014, each will use their respective influence as independent shareholders to achieve an independent board composition for the Board of Directors of the Issuer. The Reporting Persons are not party to any additional ongoing agreements with respect to the voting of Common Shares of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 as previously filed is amended to state the following:

The Reporting Persons will continue to closely monitor and regularly review its investment in the Issuer and may engage in discussions with management and the Board of Directors of the Issuer and other holders of the Common Shares concerning the business and future plans of the Issuer generally. As a result of the disclaimer of group status, the Reporting Persons beneficially own less than five percent of the Issuer’s outstanding Common Shares, and, consequently, this Amendment represents the final amendment to the Original Schedule 13D and the Reporting Persons do not undertake to provide further updates of its intent.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 as previously filed is amended to state the following:

(b)	HSBC

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As of January 9, 2013, HSBC beneficially owns and has shared power to vote 24,682,669 Common Shares, representing 3.4% of the issued and outstanding Common Shares. HSBC has the sole power to vote and dispose of, 24,682,669 Common Shares, representing 3.4% of the issued and outstanding Common Shares. HSBC is a wholly-owned subsidiary of HSBC Holdings.

HSBC Holdings

As of January 9, 2013, HSBC Holdings beneficially owns and has shared power to vote 24,682,669 Common Shares, representing 3.4% of the issued and outstanding Common Shares. HSBC Holdings has the sole power to vote and dispose of, 24,682,669 Common Shares, representing 3.4% of the issued and outstanding Common Shares. HSBC Holdings is the parent holding company of HSBC.

(e)	On January 9, 2013, the Reporting Persons ceased to be the beneficial owner of more than 5.0% of the Issuer’s outstanding Common Shares.

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After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2013

The Hongkong and Shanghai Banking
Corporation Limited

By:	/s/ Donna Duke
Name: Donna Duke
Title: Head of Loan Management Asia Pacific

HSBC Holdings plc

By:	/s/ Elaine Williams
Name: Elaine Williams
Title: Deputy Group Company Secretary

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Exhibit index

Exhibit No.	Description
99.1	Joint Filing Agreement, dated as of November 14, 2012, by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons with the SEC on November 14, 2012).
99.2	Directors and Executive Officers of the Reporting Persons

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